SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO
                   Tender Offer Statement under Section 14(d)(1)
                 or 13(e)(1) of the Securities Exchange Act of 1934

                         Ranger Industries, Inc.
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                        (Name of Subject Company)
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                       Bumgarner Enterprises, Inc.
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                    (Name of Filing Persons -- Offeror)

                  Common Stock, Par Value $.01 Per Share
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                      (Title of Class of Securities)

                                 75290710
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                  (CUSIP Number of Class of Securities)

                            Charles G. Masters
                       Bumgarner Enterprises, Inc.
                         400 East 82nd Way North
                         St. Petersburg, FL 33710
                        Telephone: (727) 381-4904
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         (Name, Address and Telephone Number of Person Authorized
    to Receive Notices and Communications on Behalf of Filing Persons)

                                 Copy to:
                      Herrick K. Lidstone, Jr., Esq.
                          Norton Lidstone, P.C.
                             5445 DTC Parkway
                         The Quadrant, Suite 850
                       Greenwood Village, CO 80111
                        Telephone: (303) 221-5552
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                        CALCULATION OF FILING FEE
===========================================================================
       Transaction Valuation*                 Amount of Filing Fee
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             $8,450,000                              $1,690
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*    Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 4,225,000 shares of common stock, par value $.01 per share, of Ranger Industries, Inc. (the "Shares"), at a price of $2.00 per Share in cash. Such number of Shares represents approximately 80% of such Shares outstanding as of December 27, 2000 on a fully diluted basis. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value.
/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:  None.
     Form or Registration No.:  Not applicable.
     Filing Party:  Not applicable.
     Date Filed:  Not applicable.
/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     /X/  third-party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13-4.
     / /  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

      This Tender Offer Statement on Schedule TO is filed by Bumgarner Enterprises, Inc., a Florida corporation ("Bumgarner"). The Schedule TO relates to the offer by Bumgarner to purchase up to 4,225,000 shares of common stock, par value $.01 per share, of Ranger Industries, Inc. ("Ranger") (the "Shares"), at $2.00 per Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer Documents"), attached hereto as Exhibits 99(a)(1) and 99(a)(2), respectively. The information set forth in the Offer Documents is incorporated herein by reference with respect to Items 1-11 of Schedule TO. The Agreement and Plan of Merger and Reorganization, dated as of December 29, 2000, by and among Bumgarner, Ranger and BEI Acquisition Corporation, a Florida corporation and a wholly owned subsidiary of Ranger, a copy of which is attached as Exhibit 99(d)(1) hereto, is incorporated herein by reference with respect to Item 5 and 11 of Schedule TO.

Item 12.    Exhibits.

99(a)(1)    Offer to Purchase dated December 29, 2000.
99(a)(2)    Form of Letter of Transmittal.
99(a)(3)    Form of Notice of Guaranteed Delivery.
99(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
            and Other Nominees.
99(a)(5)    Form of Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.
99(a)(6)    Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
99(a)(7)    Text of press release issued by Ranger dated December 29, 2000.
99(a)(8)    Form of summary advertisement dated December 29, 2000 appearing in the
            Investor's Business Daily.
99(b)       None.
99(d)(1)    Agreement and Plan of Merger and Reorganization, dated as of December
            29, 2000, by and among Bumgarner, Ranger and BEI Acquisition Corporation.
99(d)(2)    Irrevocable Proxy of Charles G. Masters, dated December 29, 2000.
99(d)(3)    Consulting Agreement, dated December 29, 2000, by and between Ranger and Morton Handel.
99(d)(4)    Amended and Restated Consulting Agreement, dated December 29, 2000, by and between Ranger and S&H Consulting, Ltd.
99(d)(5)    Agreement to Cause Performance, dated December 29, 2000, by Charles G.
            Masters in favor of Ranger.
99(d)(6)    Stock Purchase Agreement, dated as of December 29, 2000, by and between Bumgarner and Morton Handel.
99(d)(7)    Stock Purchase Agreement, dated as of December 29, 2000, by and between
            Bumgarner and Isaac Perlmutter.
99(g)       None.
99(h)       None.


Item 13.    Information Required by Schedule 13E-3.

   Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BUMGARNER ENTERPRISES, INC.





                                    By /s/ Charles G. Masters
                                       ---------------------------------
                                          Name:  Charles G. Masters
                                          Title:  President


Dated: December 29, 2000



                                  EXHIBIT INDEX


99(a)(1)       Offer to Purchase dated December 29, 2000.
99(a)(2)       Form of Letter of Transmittal.
99(a)(3)       Form of Notice of Guaranteed Delivery.
99(a)(4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
               and Other Nominees.
99(a)(5)       Form of Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.
99(a)(6)       Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
99(a)(7)       Text of press release issued by Ranger dated December 29, 2000.
99(a)(8)       Form of summary advertisement dated December 29, 2000 appearing in the
               Investor's Business Daily.
99(d)(1)       Agreement and Plan of Merger and Reorganization, dated as of December
               29, 2000, by and among Bumgarner, Ranger and BEI Acquisition Corporation.
99(d)(2)       Irrevocable Proxy of Charles G. Masters, dated December 29, 2000.
99(d)(3)       Consulting Agreement, dated December 29, 2000, by and between Ranger and Morton Handel.
99(d)(4)       Amended and Restated Consulting Agreement, dated December 29, 2000, by and between Ranger and S&H Consulting, Ltd.
99(d)(5)       Agreement to Cause Performance, dated December 29, 2000, by Charles G. Masters in favor
of             Ranger.
99(d)(6)       Stock Purchase Agreement, dated as of December 29, 2000, by and between Bumgarner and Morton Handel.
99(d)(7)       Stock Purchase Agreement, dated as of December 29, 2000, by and between
               Bumgarner and Isaac Perlmutter.